SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 3 November 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 23 October 2023
99.2	Director/PDMR Shareholding dated 24 October 2023
99.3	Transaction in Own Shares dated 25 October 2023
99.4	Transaction in Own Shares dated 1 November 2023
99.5	Transaction in Own Shares dated 2 November 2023

Exhibit No: 99.1

23 October 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 October 2023 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	20 October 2023

Aggregate number of ordinary shares purchased:	500

Lowest price paid per share:	£ 58.8800

Highest price paid per share:	£ 60.1000

Average price paid per share:	£ 59.3988

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 165,328,426 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 500 (ISIN: GB00BHJYC057)

Date of purchases: 20 October 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	500
Highest price paid (per ordinary share)	£ 60.1000
Lowest price paid (per ordinary share)	£ 58.8800
Volume weighted average price paid(per ordinary share)	£ 59.3988

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
20/10/2023	08:18:25	BST	23	59.8600	XLON	865316330541606
20/10/2023	08:33:09	BST	9	60.1000	XLON	865316330543851
20/10/2023	08:33:09	BST	15	60.1000	XLON	865316330543850
20/10/2023	09:35:30	BST	27	60.0400	XLON	865316330550608
20/10/2023	10:18:21	BST	33	59.4600	XLON	865316330555342
20/10/2023	10:54:01	BST	33	59.3600	XLON	865316330561135
20/10/2023	11:20:39	BST	29	59.2800	XLON	865316330565192
20/10/2023	12:51:42	BST	29	59.5400	XLON	865316330571028
20/10/2023	13:55:13	BST	38	59.3200	XLON	865316330576506
20/10/2023	14:33:01	BST	49	59.3600	XLON	865316330583225
20/10/2023	14:51:09	BST	32	59.3200	XLON	865316330590196
20/10/2023	15:09:50	BST	32	59.3000	XLON	865316330595404
20/10/2023	15:29:04	BST	38	59.2400	XLON	865316330599257
20/10/2023	15:46:00	BST	34	59.4000	XLON	865316330602778
20/10/2023	16:15:20	BST	43	59.1400	XLON	865316330610983
20/10/2023	16:24:54	BST	23	58.8800	XLON	865316330614158
20/10/2023	16:29:49	BST	13	58.9000	XLON	865316330615696

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that Byron Grote, a Non-Executive Director of the Company, acquired a total of 1,000 American Depositary Receipts ("ADRs") in the Company on 23 October 2023. Details of each transaction can be found below.

The following transaction notifications are given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Byron Grote
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in InterContinental Hotels Group PLC US45857P8068
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US $71.25	250
d)	Aggregated information - Aggregated volume - Price - Aggregated total	250 US $71.25 US $17,812.50
e)	Date of the transaction	2023-10-23
f)	Place of the transaction	NYSE

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Byron Grote
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in InterContinental Hotels Group PLC US45857P8068
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US $71.05	750
d)	Aggregated information - Aggregated volume - Price - Aggregated total	750 US $71.05 US $53,287.50
e)	Date of the transaction	2023-10-23
f)	Place of the transaction	NYSE

Exhibit No: 99.3

25 October 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 October 2023 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	24 October 2023

Aggregate number of ordinary shares purchased:	179,287

Lowest price paid per share:	£ 56.9200

Highest price paid per share:	£ 58.5800

Average price paid per share:	£ 57.7922

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 165,149,139 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1713R_1-2023-10-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 179,287 (ISIN: GB00BHJYC057)

Date of purchases: 24 October 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	78,897	72,450	19,049	8,891
Highest price paid (per ordinary share)	£ 58.5800	£ 58.4200	£ 58.5600	£ 58.5600
Lowest price paid (per ordinary share)	£ 56.9200	£ 57.0000	£ 57.0400	£ 57.1200
Volume weighted average price paid(per ordinary share)	£ 57.8494	£ 57.7122	£ 57.8410	£ 57.8323

Exhibit No: 99.4

01 November 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 31 October 2023 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	31 October 2023

Aggregate number of ordinary shares purchased:	30,216

Lowest price paid per share:	£ 57.8800

Highest price paid per share:	£ 58.4000

Average price paid per share:	£ 58.1845

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 165,118,923 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9428R_1-2023-10-31.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 30,216 (ISIN: GB00BHJYC057)

Date of purchases: 31 October 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	30,216
Highest price paid (per ordinary share)	£ 58.4000
Lowest price paid (per ordinary share)	£ 57.8800
Volume weighted average price paid(per ordinary share)	£ 58.1845

Exhibit No: 99.5

02 November 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 November 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	01 November 2023

Aggregate number of ordinary shares purchased:	143,378

Lowest price paid per share:	£ 58.3800

Highest price paid per share:	£ 59.7600

Average price paid per share:	£ 59.2475

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,975,545 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1134S_1-2023-11-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 143,378 (ISIN: GB00BHJYC057)

Date of purchases: 01 November 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	74,555	38,849	20,530	9,444
Highest price paid (per ordinary share)	£ 59.7600	£ 59.7600	£ 59.7400	£ 59.7200
Lowest price paid (per ordinary share)	£ 58.3800	£ 58.3800	£ 58.4000	£ 58.4400
Volume weighted average price paid(per ordinary share)	£ 59.2482	£ 59.2828	£ 59.1913	£ 59.2185

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	3 November 2023